EXHIBIT 99.15

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES - OXLEY ACT OF 2002

In connection with the annual report of Kinross Gold Corporation (the “Company”) on Form 40-F for the year ended December 31, 2011, Paul H. Barry hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

1.                    The annual report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.                    The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 29, 2012	/s/ Paul H. Barry
(Date)	Paul H. Barry
Executive Vice President & Chief Financial Officer
(principal financial and accounting officer)